UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A:  General Information

Item A.1          Report for 03/19/2020

Item A.2          0000759667

Item A.3          S000000018

Item A.4          811-04175

Item A.5          John Sohn, Esq, john.sohn@bnymellon.com, 212-922-4237

Part B:  Default or event of insolvency of portfolio security issuer

Item B.1          N/A

Item B.2          N/A

Item B.3          N/A

Item B.4          N/A

Item B.5          N/A

Part C:  Provision of financial support to fund

Item C.1           The Bank of New York Mellon purchased securities from the Fund in accordance with Rule 17a-9.

Item C.2           The Bank of New York Mellon paid fair market value for the securities to the Fund.  The Bank of New York Mellon Corporation paid the excess of amortized cost over fair market value to the Fund.

Item C.3           The Bank of New York Mellon is an affiliate of the Fund’s investment adviser, BNY Mellon Investment Adviser, Inc.  Both entities are subsidiaries of The Bank of New York Mellon Corporation.

Item C.4            March 19, 2020

Item C.5          $948,975,515.03

Item C.6

Cusip	Issuer/Issue	Mkt Value Price	Trade Execution	Net Amount of Purchase[1]
06370RZ28	BANK OF MONTREAL CHICAGO 0.6 8/7/20	99.52086000	100.0000	250,495,347.22
87019VA64	SWEDBANK (NEW YORK BRANCH) 1.846 7/23/20	99.76754300	100.0000	100,292,322.92
22549LD51	CREDIT SUISSE AG (NEW YORK BRANCH) 0.27 8/20/20	99.66585700	100.0000	100,047,083.33
22549LM77	CREDIT SUISSE AG (NEW YORK BRANCH) 1.775 5/26/20	99.88567500	100.0000	25,035,739.08
86564F5R0	SUMITOMO MITSUI TRUST BANK LTD (NE 1.68 5/8/20	100.03632100	100.0363	150,376,481.50
22549LC52	CREDIT SUISSE AG (NEW YORK BRANCH) 0.27 8/20/20	99.66585600	100.0000	50,026,055.56
13606C6U3	CANADIAN IMPERIAL BANK OF COMMERCE 0.41 2/26/21	98.55759800	100.0000	197,665,735.42
06370RD22	BANK OF MONTREAL (CHICAGO BRANCH) 0.3 6/5/20	99.97222500	100.0000	75,036,750.00
				948,975,515.03

1 Net amount includes interest.

Item C.7          See C.6.

Item C.8          On March 19, 2020, The Bank of New York Mellon purchased securities from the fund in accordance with Rule 17a-9 under the 1940 Act to provide liquidity support to the fund's portfolio.

Item C.9          N/A

Item C.10        N/A

Part D:  Deviation between current net asset value per share and intended stable price per share

Item D.1          N/A

Item D.2          N/A

Item D.3          N/A

Part E:  Imposition of liquidity fee

Item E.1          N/A

Item E.2          N/A

Item E.3          N/A

Item E.4          N/A

Item E.5          N/A

Item E.6          N/A

Part F:  Suspension of fund redemptions

Item F.1           N/A

Item F.2           N/A

Item F.3           N/A

Item F.4           N/A

Part G:  Removal of liquidity fees and/or resumption of fund redemptions

Item G.1          N/A

Part H:  Optional disclosure

Item H.1          N/A

SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    Dreyfus Cash Management

                                                                                                (Registrant)

Date: 3/25/2020

                                                                                            /s/ James Bitetto
                                                                                            James Bitetto

                                                                                                (Signature)*